
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 24, 2011

<u>Via Email</u>
Robert F.X. Sillerman
Executive Chairman
Function (X) Inc.
159 East 70th Street
New York, New York 10021

> **Re: Function (X) Inc. (formerly Gateway Industries, Inc.)
> Form 15
> Filed January 12, 2004**
>
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2010
> Submitted February 8, 2011
> File No. 000-13803**

Dear Mr. Sillerman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Mark P. Shuman

                  Mark P. Shuman
                  Branch Chief – Legal

cc: <u>Via Email</u>
       Christopher S. Auguste, Esq.
       Kramer Levin Naftalis & Frankel LLP